Mail Stop 3561

September 10, 2009

<u>Via Fax & U.S. Mail</u>

Mr. James G. Gilbertson, Chief Financial Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416

      Re: **Granite City Food & Brewery Ltd.**
                  Form 10-K for the fiscal year ended December 30, 2008
                  Filed March 19, 2009
                  Form 10-Q for the fiscal quarter June 30, 2009
                  Filed August 14, 2009
                  File No. 000-29643

Dear Mr. Gilbertson:

We have reviewed your response letter dated August 20, 2009 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Quarterly Report on Form 10-Q for the quarter ended June 30, 2009</u>

<u>Financial Statements, page 1</u>
<u>Notes to Condensed Consolidated Financial Statements, page 4</u>
<u>7. Long-term Debt, page 10</u>

1.   We note from the disclosure included in Note 7 that at June 30, 2009, the company had not met the minimum consolidated revenue requirement associated with the convertible notes due to Harmony and that Harmony has agreed to waive the consolidated revenue requirement at this date. We also note from the company's consolidated balance sheet that only $603,482 of the company's debt has been classified as a current liability in the company's June 30, 2009 balance sheet, indicating that the balance due to Harmony at June 30, 2009 of $763,919 has been classified as long-term debt in the company's June 30, 2009 balance sheet. Given the covenant violation that existed at June 30, 2009, please explain in further detail why the company believes it is appropriate to classify the amount due to Harmony as long-term debt in the company's balance sheet. As part of your response and your revised disclosures, please indicate the period for which Harmony has provided the company with a waiver of the covenant violation and indicate the next date or period in which the company must comply with similar covenant requirement. Also, please indicate the likelihood that the company will be able to comply with this covenant at the next measurement date. Refer to the guidance outlined in EITF 86-30. We may have further comment upon receipt of your response.

****

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief